82-34866

06012102

SUPPL

SOLBEC PHARMACEUTICALS LIMITED
ACN 061 289 218

REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

CONTENTS

DIRECTORS AND APPOINTMENTS

Directors
Anthony Kiernan (Chairman)
Stephen Carter FAIM, MRACI (Managing Director)
Michael Grant
John Papadimitriou
David Hung
Graeme Howie (appointed 10 October 2005)

Company Secretary
John Edward Sendziuk CA C.D.

Registered Office
C/- RSM Bird Cameron
Suites 1 & 6, 18 Parry Street
FREMANTLE WA 6160
Telephone: (08) 9336 1266
Facsimile: (08) 9430 6744

Principal Place of Business
Unit 1
298 Selby Street
OSBORNE PARK WA 6017
Telephone: (08) 9446 7555
Facsimile: (08) 9446 8777

Auditors
Ernst & Young
Chartered Accountants
Ernst & Young Building
11 Mounts Bay Road
PERTH WA 6000

Bankers
National Australia Bank Ltd
51 Dowd Street
KEWDALE WA 6106

Share Registry
Computer Share Registry Services Pty Ltd
Level 2, Reserve Bank Building
45 St George's Terrace
PERTH WA 6000
Telephone: (08) 9323 2000
Facsimile: (08) 9323 2033

Australian Stock Exchange
Home Branch: Perth
Code: SBP

DIRECTORS' REPORT

Your directors submit their report, together with the financial statements of Solbec Pharmaceuticals Ltd and its subsidiary for the half-year ended 31 December 2005 and the auditor's review report.

DIRECTORS

The names of the Directors of the Company in office during the half year and until the date of this report are:

Anthony Kiernan (Chairman)
Stephen Carter (Managing Director)
Michael Grant
John Papadimitriou
David Hung
Graeme Howie (appointed 10 October 2005)

All Directors were in office from the beginning of the half year until the date of this report unless stated otherwise.

REVIEW AND RESULTS OF OPERATIONS:

The operations during the last six months continued in drug research and development.

The consolidated entity made a loss after tax of $953,805 for the half year (31 December 2004 : $1,166,015).

Auditor's Independence Declaration

In accordance with section 307C of the Corporations Act 2001, the Directors have obtained a declaration of independence from Ernst & Young the consolidated entity's auditors, as presented on page 19 of this half year Financial Report.

Signed at Perth this 16 March 2006 in accordance with a resolution of the Directors.

Stephen Carter
Managing Director

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent review report to members of Solbec Pharmaceuticals Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both Solbec Pharmaceuticals Limited (the company) and the entities it controlled during the half-year, and the directors' declaration for the company, for the period ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is attached to the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Solbec Pharmaceuticals Limited and the entities it controlled during the half-year is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2005 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

J P Dowling
Partner
Perth
16 March 2006

JPD:HG:SOLBEC:057

DIRECTORS DECLARATION

In accordance with a resolution of the directors of Solbec Pharmaceuticals Ltd, I state that in the opinion of the directors;

(a) The financial statements and notes of the consolidated entity:

(i) give a true and fair view of the consolidated entity's financial position as at 31 December 2005 and the performance for the half year ended on that date; and

(ii) comply with Accounting Standard AASB134: Interim Financial Reporting and the Corporation Regulations 2001; and

(b) at the date of this declaration there are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Stephen Carter
Managing Director

16 March 2006, Perth

CONDENSED INCOME STATEMENT FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

		CONSOLIDATED	
		HALF YEAR ENDED 31 DECEMBER 2005 $	HALF YEAR ENDED 31 DECEMBER 2004 $
Revenue	3	23,293	252,947
Other income		1,157	-
Research and development expenditure		(241,709)	(529,389)
Other expenses	3	(1,031,661)	(889,573)
Profit (loss) before income tax expense		(1,248,920)	(1,166,015)
Income tax (expense) benefit		295,115	-
Profit (Loss) after income tax expense		(953,805)	(1,166,015)
Profit (loss) attributable to members of Solbec Pharmaceuticals Ltd		(953,805)	(1,166,015)
Earnings Per Share		Cents	Cents
Basic earnings per share – (loss)		(0.6)	(0.7)
Diluted earnings per share – (loss)		(0.6)	(0.7)

CONDENSED STATEMENT OF CHANGES IN EQUITY AS AT 31 DECEMBER 2005

Consolidated	Issued Capital	Accumulated Losses	Asset Revaluation Reserve	Other Reserves	Total Equity
	$	$	$	$	$
As at 1 July 2004	16,053,409	(15,182,491)	-	2,493,699	3,364,617
Loss for the period	-	(1,166,015)	-	-	(1,166,015)
Exercise of options	1,084,657	-	-	-	1,084,657
As at 31 December 2004	**17,138,066**	**(16,348,506)**	**-**	**2,493,699**	**3,283,259**

Consolidated	Issued Capital	Accumulated Losses	Asset Revaluation Reserve	Other Reserves	Total Equity
As at 1 July 2005	17,138,366	(18,093,745)	-	2,493,699	1,538,320
Loss for the period	-	(953,805)	-	-	(953,805)
Revaluation of land and buildings to fair value	-	-	669,645	-	669,645
As at 31 December 2005	**17,138,366**	**(19,047,550)**	**669,645**	**2,493,699**	**1,254,160**

CONDENSED BALANCE SHEET
AS AT 31 DECEMBER 2005

	CONSOLIDATED	
	31 DECEMBER 2005 $	30 JUNE 2005 $
ASSETS		
Current Assets		
Cash and cash equivalents	273,703	1,405,349
Trade and Other Receivables	29,736	118,368
Prepayments	16,586	39,128
Total Current Assets	320,025	1,562,845
Non-Current Assets		
Other financial assets	1,766	36,176
Land and buildings at fair value	930,000	-
Other Property, plant and equipment	275,590	521,212
Total Non-Current Assets	1,207,356	557,388
Total Assets	**1,527,381**	**2,120,233**
LIABILITIES		
Current Liabilities		
Trade and other payables	215,833	523,012
Provisions	57,388	58,901
Total Liabilities	273,221	581,913
Net Assets	**1,254,160**	**1,538,320**
EQUITY		
Contributed equity	17,138,366	17,138,366
Reserves	3,163,344	2,493,699
Accumulated losses	(19,047,550)	(18,093,745)
Total Equity	**1,254,160**	**1,538,320**

CONDENSED CASH FLOW STATEMENT FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED	
	HALF YEAR ENDED 31 DECEMBER 2005 $	HALF YEAR ENDED 31 DECEMBER 2004 $
Cash flows from operating activities		
Receipts from operations	78,395	80,660
Government grants received	-	60,598
Payments to suppliers and employees	(1,504,463)	(1,199,505)
Interest received	24,557	69,594
Income tax refund	295,115	-
Net cash flows used in operating activities	(1,106,396)	(988,653)
Cash Flow from investing activities		
Payments for property, plant and equipment	(61,842)	(15,125)
Proceeds from sale of financial assets	36,592	-
Payments for intangibles	-	(81,428)
Net cash flows from investing activities	(25,250)	(96,553)
Cash flows from financing activities		
Proceeds from the issue of shares	-	1,084,657
Net cash flows from financing activities	-	1,084,657
Net increase / (decrease) in cash held	(1,131,646)	(549)
Cash and cash equivalents at beginning of the financial period	1,405,349	2,776,985
Cash And Cash Equivalents At The End Of The Financial Period	**273,703**	**2,776,436**

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

1. Basis of Preparation of Half-Year Financial Statements

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Report of Solbec Pharmaceuticals Ltd as at 30 June 2005 which was prepared based on Australian Accounting Standards applicable before 1 January 2005 ('AGAAP').

It is also recommended that the half-year financial report be considered together with any public announcements made by Solbec Pharmaceuticals Ltd and its controlled entities during the half-year ended 31 December 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporation Act 2001, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year report has been prepared on a historical cost basis, except for land and buildings, and available-for-sale financial assets that have been measured at fair value.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Statement of compliance

The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards IAS 34 "Interim Financial Reporting".

This is the first half-year financial report prepared based on AIFRS and comparatives for the half-year ended 31 December 2004 and full-year ended 30 June 2005, except in respect of financial instruments, have been restated accordingly. The consolidated entity has not restated comparative information for financial instruments as permitted under the first-time adoption transitional provisions. The accounting policies for financial instruments applicable to the comparative information are consistent with those disclosed in the lodged 2005 Annual Financial Report. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 2 below.

Reconciliations of:

- AIFRS equity as at 1 July 2004, 31 December 2004 and 30 June 2005; and
- AIFRS profit for the half-year 31 December 2004 and full year 30 June 2005,

to the balances reported in the 31 December 2004 half-year report and 30 June 2005 full-year financial report prepared under AGAAP are detailed in Note 7 below.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

1. Basis of Preparation of Half-Year Financial Statements (Cont.)

(c) AASB 1 Transitional exemptions

The consolidated entity has made its election in relation to the transitional exemptions allowed by AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' as follows:

Share based payments transactions

AASB2 'Share-Based Payments' is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Exemption from the requirement to restate comparative information for AASB132 and AASB139

The consolidated entity has elected to adopt this exemption and has not applied AASB 132 'Financial Instruments: Presentation and Disclosure' and AASB 139 'Financial Instruments: Recognition and Measurement' to its comparative information.

Business Combinations

AASB 3 'Business Combinations' has not been applied retrospectively to past business combinations (ie. Business combinations that occurred before the date of transition to AIFRS).

2. Summary of Significant Accounting Policies

The following is a summary of the material accounting policies adopted by the consolidated entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

a) Going Concern

The financial report has been prepared on a going concern basis. In arriving at this position the directors have had regard to the fact that the company has access to a $5 million standby equity facility with a US-based investment fund, allowing the company to draw down the facility by the issue of shares. As a result of this facility, the directors are confident that the consolidated entity will have sufficient cash and other assets to fund committed expenditure for a period of not less than 12 months from the date of this report.

b) Change in Accounting Policy

During the period ended 31 December 2005, the consolidated entity changed its accounting policy in relation to the valuation of land and improvements. The consolidated entity now recognises land and buildings at fair value, whereas previously this class of assets was recognised at cost. The directors believe that the new accounting policy results in a more accurate reflection of the tangible assets held by the consolidated entity. The change in accounting policy has resulted in an increase in the value of land and buildings of $669,645 during the half-year ended 31 December 2005, and a corresponding increase in the asset revaluation reserve. The change in accounting policy has had no impact on the loss of the consolidated entity for the half-year.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

2. Summary of Significant Accounting Policies (Cont.)

c) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Solbec Pharmaceuticals Ltd and its subsidiaries ("the consolidated entity").

All inter-company balances and transactions between entities in the consolidated entity, including any unrealised profit or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the consolidated entity during the period, their operating results have been included from the date control was obtained or until the date control ceased.

d) Income Tax

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is recognised in the income statement except where it relates to items that may be recognised directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

e) Other taxes

Revenue, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

2. Summary of Significant Accounting Policies (Cont.)

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

f) Revenue

Revenue is recognised to the extent that it is probable that the economic benefit will flow to the consolidated entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

g) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

h) Investments

Recognition
Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Held for trading.
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Available-for-sale financial assets
Available for sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Fair value
Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, with reference to similar instruments and option pricing models.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

2. Summary of Significant Accounting Policies (Cont.)

i) Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Land and buildings are measured at fair value less accumulated depreciation.

Depreciation is calculated on reducing balance over the estimated useful life of the asset as follows:

		Depreciation Rate
Buildings and improvements	-	5-20%
Plant and equipment	-	5-20%

Impairment
The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amounts, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Revaluations
Following initial recognition at cost, land and buildings are carried at a revalued amount which is the fair value at the date of the revaluation less any subsequent accumulated depreciation on buildings and accumulated impairment losses.

Fair value is determined by reference to market-based evidence, which is the amount for which the assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm's length transaction as at the valuation date.

Any revaluation surplus is credited to the asset revaluation reserve included in the equity section of the balance sheet unless it reverses a revaluation decrease of the same asset previously recognised in the income statement.

Any revaluation deficit is recognised in the income statement unless it directly offsets a previous surplus of the same asset in the asset revaluation reserve.

An annual transfer from the asset revaluation reserve is made to retained earnings for the depreciation relating to the revaluation surplus.

In addition, any accumulated depreciation as at revaluation date is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

2. Summary of Significant Accounting Policies (Cont.)

Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

Independent valuations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from the asset's fair value at the balance sheet date.

An item property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

j) Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that are transferred to entities in the consolidated entity are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over their estimated useful lives where it is likely that the consolidated entity will obtain ownership of the asset or over the term of the lease.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

k) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

l) Share-based payments

Share-based compensation benefits are provided to directors and executives.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

2. Summary of Significant Accounting Policies (Cont.)

The fair value of options granted to directors and executives is recognised as an employee benefit expense with a corresponding increase in contributed equity. The fair value is measured at grant date and recognised over the period during which the directors and/or executives becomes unconditionally entitled to the options.

The fair value at grant date is independently determined using an option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

m) Cash and cash equivalents

Cash and cash equivalents in the balance sheet includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less. For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

n) Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

o) Trade Payables

Liabilities are recognised for amounts to be paid in the future, for goods and services received, whether or not billed to the consolidated entity. Trade accounts are normally settled in 60 days.

p) Research and Development Costs

Research costs are expensed as incurred.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

2. Summary of Significant Accounting Policies (Cont.)

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost les any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over the period of expected future sales from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

q) Recoverable amount of assets

At each reporting date, the consolidated entity assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the consolidated entity makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or group of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

3. Revenue and Expenses

The following revenue and expense items are relevant in explaining the financial performance for the interim period:	HALF YEAR ENDED 31 DECEMBER 2005 $	HALF YEAR ENDED 31 DECEMBER 2004 $
Revenues		
Lease fees recovered	-	89,090
Miscellaneous income	2,735	1,344
Government grants	-	60,598
Royalties	-	13,908
Interest income	20,558	69,594
Write back of provision of diminution of investments	-	18,413
	23,293	252,947
Corporate administration costs		
Depreciation & amortisation	18,477	39,846
Other administration expenses	453,714	383,741
Salaries and wages	432,749	407,443
Share registry expenses	26,851	12,953
Rental expense	30,569	29,147
Legal expenses	69,301	16,443
Total administration costs	1,031,661	889,573
TOTAL OTHER EXPENSES	**1,031,661**	**889,573**

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

4. Events Subsequent To Reporting Date

(a) The consolidated entity has arranged overdraft facilities of $400,000 to assist with working capital requirements.
(b) The consolidated entity has received notification that it has been awarded a Commercial Ready Program grant from the Australian Government amounting to $2,256,379. This grant is subject to the company matching the expenditure on a dollar for dollar basis. The company will be able to do this from the overdraft facilities available and also from the $5 million, standby equity facility previously announced to the market.

5. Contingent Liabilities

There has been no change in contingent liabilities since the last reporting date.

6. Segment Information

The consolidated entity operates only in one business segment, being pharmaceutical research and development and only one geographical segment being Australia.

7. First-Time Adoption of Australian Equivalents to International Financial Reporting Standards

The impact of adoption of AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before 1 July 2005 ('AGAAP') are illustrated below.

(a) **Reconciliation of total equity under AGAAP to that under AIFRS**

			Consolidated	
	Note	1 July 2004 $	31 Dec 2004 $	30 June 2005 $
Total equity under AGAAP		3,403,653	3,377,678	1,792,170
De-recognition of research and development costs (c)		(39,036)	(94,419)	(253,850)
Total equity under AIFRS		3,364,617	3,283,259	1,538,320

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

7. First-Time Adoption of Australian Equivalents to International Financial Reporting Standards (Cont.)

(b) **Reconciliation of profit after tax under AGAAP to that under AIFRS**

	Note	Consolidated Half-year ended 31 Dec 2004 $	Consolidated Year Ended 30 June 2005 $
Loss after tax under AGAAP		1,110,093	2,696,440
Adjustment to research and development costs (c)		55,922	214,814
Loss after tax under AIFRS		1,166,015	2,911,254

(c) **Description of AIFRS adjustments**
Under previous AGAAP, Solbec capitalised certain costs in respect of research product inventory and its application for patents and licences associated with its research projects. Under AASB 138, all costs relating to research projects are required to be expensed as incurred. The costs capitalised as at the date of transition to AIFRS (1 July 2004) have been adjusted against accumulated losses, and costs incurred subsequently have been adjusted against research and development expenditure in the relevant period.

(d) **Explanation of material adjustments to the cash flow statements**
There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP.

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Auditor's Independence Declaration to the Directors of Solbec Pharmaceuticals Limited

In relation to our review of the financial report of Solbec Pharmaceuticals Limited for the half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

J P Dowling
Partner
Perth
16 March 2006

JPD:HG:SOLBEC:056

Appendix 4D

Half Year Report

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year ended ('current period')
061 289 218	X		31 December 2005

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenue	down	91%	to	23
Loss after tax	down	18.2%	to	(954)
Net loss for the period attributable to members	down	18.2%	to	(954)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

+Record date for determining entitlements to the dividend, N/A

Brief explanation of major changes to the results compared to the previous corresponding period;

- Previous period included income from Government Grants, hight interest income and other non recurring income.

NTA backing	Current period	Previous corresponding period
Net tangible asset backing per +ordinary security	1 cents	2 cents

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the financial statements prepared under the Corporations Law (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on financial statements to which one of the following applies.

(Tick one)

- [ ] The financial statements have been audited.
- [x] The financial statements have been subject to review.
- [ ] The financial statements are in the process of being audited or subject to review.
- [ ] The financial statements have *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: .... Date: 16 March 2006
Company secretary

Print name: John Sendziuk

CONDENSED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

		CONSOLIDATED	
		HALF YEAR ENDED 31 DECEMBER 2005 $	HALF YEAR ENDED 31 DECEMBER 2004 $
Revenue	3	23,293	252,947
Other income		1,157	-
Research and development expenditure		(241,709)	(529,389)
Other expenses	3	(1,031,661)	(889,573)
Profit (loss) before income tax expense		(1,248,920)	(1,166,015)
Income tax (expense) benefit		295,115	-
Profit (Loss) after income tax expense		(953,805)	(1,166,015)
Profit (loss) attributable to members of Solbec Pharmaceuticals Ltd		(953,805)	(1,166,015)

Earnings Per Share	**Cents**	**Cents**
Basic earnings per share – (loss)	(0.6)	(0.7)
Diluted earnings per share – (loss)	(0.6)	(0.7)

CONDENSED STATEMENT OF CHANGES IN EQUITY
AS AT 31 DECEMBER 2005

Consolidated	Issued Capital	Accumulated Losses	Asset Revaluation Reserve	Other Reserves	Total Equity
	$	$	$	$	$
As at 1 July 2004	16,053,409	(15,182,491)	-	2,493,699	3,364,617
Loss for the period	-	(1,166,015)	-	-	(1,166,015)
Exercise of options	1,084,657	-	-	-	1,084,657
As at 31 December 2004	**17,138,066**	**(16,348,506)**	**-**	**2,493,699**	**3,283,259**

Consolidated	Issued Capital	Accumulated Losses	Asset Revaluation Reserve	Other Reserves	Total Equity
As at 1 July 2005	17,138,366	(18,093,745)	-	2,493,699	1,538,320
Loss for the period	-	(953,805)	-	-	(953,805)
Revaluation of land and buildings to fair value	-	-	669,645	-	669,645
As at 31 December 2005	**17,138,366**	**(19,047,550)**	**669,645**	**2,493,699**	**1,254,160**

CONDENSED BALANCE SHEET
AS AT 31 DECEMBER 2005

	CONSOLIDATED	
	31 DECEMBER 2005 $	30 JUNE 2005 $
ASSETS		
Current Assets		
Cash and cash equivalents	273,703	1,405,349
Trade and Other Receivables	29,736	118,368
Prepayments	16,586	39,128
Total Current Assets	320,025	1,562,845
Non-Current Assets		
Other financial assets	1,766	36,176
Land and buildings at fair value	930,000	-
Other Property, plant and equipment	275,590	521,212
Total Non-Current Assets	1,207,356	557,388
Total Assets	**1,527,381**	**2,120,233**
LIABILITIES		
Current Liabilities		
Trade and other payables	215,833	523,012
Provisions	57,388	58,901
Total Liabilities	273,221	581,913
Net Assets	**1,254,160**	**1,538,320**
EQUITY		
Contributed equity	17,138,366	17,138,366
Reserves	3,163,344	2,493,699
Accumulated losses	(19,047,550)	(18,093,745)
Total Equity	**1,254,160**	**1,538,320**

CONDENSED CASH FLOW STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED	
	HALF YEAR ENDED 31 DECEMBER 2005 $	HALF YEAR ENDED 31 DECEMBER 2004 $
Cash flows from operating activities		
Receipts from operations	78,395	80,660
Government grants received	-	60,598
Payments to suppliers and employees	(1,504,463)	(1,199,505)
Interest received	24,557	69,594
Income tax refund	295,115	-
Net cash flows used in operating activities	(1,106,396)	(988,653)
Cash Flow from investing activities		
Payments for property, plant and equipment	(61,842)	(15,125)
Proceeds from sale of financial assets	36,592	-
Payments for intangibles	-	(81,428)
Net cash flows from investing activities	(25,250)	(96,553)
Cash flows from financing activities		
Proceeds from the issue of shares	-	1,084,657
Net cash flows from financing activities	-	1,084,657
Net increase / (decrease) in cash held	(1,131,646)	(549)
Cash and cash equivalents at beginning of the financial period	1,405,349	2,776,985
Cash And Cash Equivalents At The End Of The Financial Period	**273,703**	**2,776,436**

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

1. Basis of Preparation of Half-Year Financial Statements

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Report of Solbec Pharmaceuticals Ltd as at 30 June 2005 which was prepared based on Australian Accounting Standards applicable before 1 January 2005 ('AGAAP').

It is also recommended that the half-year financial report be considered together with any public announcements made by Solbec Pharmaceuticals Ltd and its controlled entities during the half-year ended 31 December 2005 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporation Act 2001, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year report has been prepared on a historical cost basis, except for land and buildings, and available-for-sale financial assets that have been measured at fair value.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Statement of compliance

The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards IAS 34 "Interim Financial Reporting".

This is the first half-year financial report prepared based on AIFRS and comparatives for the half-year ended 31 December 2004 and full-year ended 30 June 2005, except in respect of financial instruments, have been restated accordingly. The consolidated entity has not restated comparative information for financial instruments as permitted under the first-time adoption transitional provisions. The accounting policies for financial instruments applicable to the comparative information are consistent with those disclosed in the lodged 2005 Annual Financial Report. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 2 below.

Reconciliations of:

- AIFRS equity as at 1 July 2004, 31 December 2004 and 30 June 2005; and
- AIFRS profit for the half-year 31 December 2004 and full year 30 June 2005,

to the balances reported in the 31 December 2004 half-year report and 30 June 2005 full-year financial report prepared under AGAAP are detailed in Note 7 below.

1. Basis of Preparation of Half-Year Financial Statements (Cont.)

(c) AASB 1 Transitional exemptions

The consolidated entity has made its election in relation to the transitional exemptions allowed by AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' as follows:

Share based payments transactions

AASB2 'Share-Based Payments' is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Exemption from the requirement to restate comparative information for AASB132 and AASB139

The consolidated entity has elected to adopt this exemption and has not applied AASB 132 'Financial Instruments: Presentation and Disclosure' and AASB 139 'Financial Instruments: Recognition and Measurement' to its comparative information.

Business Combinations

AASB 3 'Business Combinations' has not been applied retrospectively to past business combinations (ie. Business combinations that occurred before the date of transition to AIFRS).

2. Summary of Significant Accounting Policies

The following is a summary of the material accounting policies adopted by the consolidated entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

a) Going Concern

The financial report has been prepared on a going concern basis. In arriving at this position the directors have had regard to the fact that the company has access to a $5 million standby equity facility with a US-based investment fund, allowing the company to draw down the facility by the issue of shares. As a result of this facility, the directors are confident that the consolidated entity will have sufficient cash and other assets to fund committed expenditure for a period of not less than 12 months from the date of this report.

b) Change in Accounting Policy

During the period ended 31 December 2005, the consolidated entity changed its accounting policy in relation to the valuation of land and improvements. The consolidated entity now recognises land and buildings at fair value, whereas previously this class of assets was recognised at cost. The directors believe that the new accounting policy results in a more accurate reflection of the tangible assets held by the consolidated entity. The change in accounting policy has resulted in an increase in the value of land and buildings of $669,645 during the half-year ended 31 December 2005, and a corresponding increase in the asset revaluation reserve. The change in accounting policy has had no impact on the loss of the consolidated entity for the half-year.

2. Summary of Significant Accounting Policies (Cont.)

c) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Solbec Pharmaceuticals Ltd and its subsidiaries ("the consolidated entity").

All inter-company balances and transactions between entities in the consolidated entity, including any unrealised profit or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the consolidated entity during the period, their operating results have been included from the date control was obtained or until the date control ceased.

d) Income Tax

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is recognised in the income statement except where it relates to items that may be recognised directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

e) Other taxes

Revenue, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

2. Summary of Significant Accounting Policies (Cont.)

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

f) Revenue

Revenue is recognised to the extent that it is probable that the economic benefit will flow to the consolidated entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

g) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

h) Investments

Recognition
Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Held for trading.
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Available-for-sale financial assets
Available for sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Fair value
Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, with reference to similar instruments and option pricing models.

2. Summary of Significant Accounting Policies (Cont.)

i) Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Land and buildings are measured at fair value less accumulated depreciation.

Depreciation is calculated on reducing balance over the estimated useful life of the asset as follows:

		Depreciation Rate
Buildings and improvements	-	5-20%
Plant and equipment	-	5-20%

Impairment
The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amounts, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Revaluations
Following initial recognition at cost, land and buildings are carried at a revalued amount which is the fair value at the date of the revaluation less any subsequent accumulated depreciation on buildings and accumulated impairment losses.

Fair value is determined by reference to market-based evidence, which is the amount for which the assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm's length transaction as at the valuation date.

Any revaluation surplus is credited to the asset revaluation reserve included in the equity section of the balance sheet unless it reverses a revaluation decrease of the same asset previously recognised in the income statement.

Any revaluation deficit is recognised in the income statement unless it directly offsets a previous surplus of the same asset in the asset revaluation reserve.

An annual transfer from the asset revaluation reserve is made to retained earnings for the depreciation relating to the revaluation surplus.

In addition, any accumulated depreciation as at revaluation date is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset.

2. Summary of Significant Accounting Policies (Cont.)

Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

Independent valuations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from the asset's fair value at the balance sheet date.

An item property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

j) Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that are transferred to entities in the consolidated entity are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over their estimated useful lives where it is likely that the consolidated entity will obtain ownership of the asset or over the term of the lease.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

k) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

l) Share-based payments

Share-based compensation benefits are provided to directors and executives.

2. Summary of Significant Accounting Policies (Cont.)

The fair value of options granted to directors and executives is recognised as an employee benefit expense with a corresponding increase in contributed equity. The fair value is measured at grant date and recognised over the period during which the directors and/or executives becomes unconditionally entitled to the options.

The fair value at grant date is independently determined using an option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

m) Cash and cash equivalents

Cash and cash equivalents in the balance sheet includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less. For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

n) Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

o) Trade Payables

Liabilities are recognised for amounts to be paid in the future, for goods and services received, whether or not billed to the consolidated entity. Trade accounts are normally settled in 60 days.

p) Research and Development Costs

Research costs are expensed as incurred.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

2. Summary of Significant Accounting Policies (Cont.)

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost les any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over the period of expected future sales from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

q) Recoverable amount of assets

At each reporting date, the consolidated entity assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the consolidated entity makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or group of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

3. Revenue and Expenses

The following revenue and expense items are relevant explaining the financial performance for the interim period:	HALF YEAR ENDED 31 DECEMBER 2005 $	HALF YEAR ENDED 31 DECEMBER 2004 $
Revenues		
Lease fees recovered	-	89,090
Miscellaneous income	2,735	1,344
Government grants	-	60,598
Royalties	-	13,908
Interest income	20,558	69,594
Write back of provision of diminution of investments	-	18,413
	23,293	252,947
Corporate administration costs		
Depreciation & amortisation	18,477	39,846
Other administration expenses	453,714	383,741
Salaries and wages	432,749	407,443
Share registry expenses	26,851	12,953
Rental expense	30,569	29,147
Legal expenses	69,301	16,443
Total administration costs	1,031,661	889,573
TOTAL OTHER EXPENSES	**1,031,661**	**889,573**

4. Events Subsequent To Reporting Date

(a) The consolidated entity has arranged overdraft facilities of $400,000 to assist with working capital requirements.

(b) The consolidated entity has received notification that it has been awarded a Commercial Ready Program grant from the Australian Government amounting to $2,256,379. This grant is subject to the company matching the expenditure on a dollar for dollar basis. The company will be able to do this from the overdraft facilities available and also from the $5 million, standby equity facility previously announced to the market.

5. Contingent Liabilities

There has been no change in contingent liabilities since the last reporting date.

6. Segment Information

The consolidated entity operates only in one business segment, being pharmaceutical research and development and only one geographical segment being Australia.

7. First-Time Adoption of Australian Equivalents to International Financial Reporting Standards

The impact of adoption of AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before 1 July 2005 ('AGAAP') are illustrated below.

(a) Reconciliation of total equity under AGAAP to that under AIFRS

			Consolidated	
	Note	1 July 2004 $	31 Dec 2004 $	30 June 2005 $
Total equity under AGAAP		3,403,653	3,377,678	1,792,170
De-recognition of research and development costs (c)		(39,036)	(94,419)	(253,850)
Total equity under AIFRS		3,364,617	3,283,259	1,538,320

7. First-Time Adoption of Australian Equivalents to International Financial Reporting Standards (Cont.)

(b) **Reconciliation of profit after tax under AGAAP to that under AIFRS**

	Note	Consolidated	
		Half-year ended 31 Dec 2004 $	Year Ended 30 June 2005 $
Loss after tax under AGAAP		1,110,093	2,696,440
Adjustment to research and development costs (c)		55,922	214,814
Loss after tax under AIFRS		1,166,015	2,911,254

(c) **Description of AIFRS adjustments**
Under previous AGAAP, Solbec capitalised certain costs in respect of research product inventory and its application for patents and licences associated with its research projects. Under AASB 138, all costs relating to research projects are required to be expensed as incurred. The costs capitalised as at the date of transition to AIFRS (1 July 2004) have been adjusted against accumulated losses, and costs incurred subsequently have been adjusted against research and development expenditure in the relevant period.

(d) **Explanation of material adjustments to the cash flow statements**
There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP.